FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

ANNUAL REPORT

of

CANADA MORTGAGE AND HOUSING

CORPORATION

(An agent of Her Majesty in right of Canada)

(Name of Registrant)

Date of end of last fiscal year: December 31, 2013

SECURITIES REGISTERED *

(As of close of the fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and address of persons authorized to receive notices

and communications from the Securities and Exchange Commission:

PASCALE DUGRÉ-SASSEVILLE

Counsellor (Finance)

Canadian Embassy

501 Pennsylvania Avenue, N.W.

Washington, D.C. 20001

Copies to:

PAUL DENARO	BRIAN NAISH, CPA, CA
Milbank, Tweed, Hadley & McCloy LLP	Chief Financial Officer
1 Chase Manhattan Plaza	Canada Mortgage and Housing Corporation
New York, New York 10005	National Office
700 Montreal Road
Ottawa, Ontario, Canada K1A 0P7

*	The Registrant is filing this annual report on a voluntary basis.

The information set forth below is to be furnished:

1.	In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

None.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

None.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

None.

2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)	Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Information concerning internal funded debt of Canada Mortgage and Housing Corporation (“CMHC”) is included on pages 2-3 of Exhibit 99.1 hereto under the caption “Funding” and on pages 126-127 of Exhibit 99.2 hereto under the caption “Notes to Consolidated Financial Statements” in Note 11 (Borrowings). Information concerning internal funded debt of Canada is included on pages 24-26 of Exhibit 99.D to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2013 (file no. 033-05368) (filed on December 17, 2013) under the caption “Unmatured Market Debt”, and on pages 301-302 of Exhibit 99.C-5 to Amendment No. 1 to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2013 (file no. 033-05368) (filed on February 14, 2014) under the caption “Composition of Market Debt”.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

Information concerning external funded debt of CMHC is included on pages 2-3 of Exhibit 99.1 hereto under the caption “Funding” and on pages 126-127 of Exhibit 99.2 hereto under the caption “Notes to Consolidated Financial Statements” in Note 11 (Borrowings). Information concerning external funded debt of Canada is included on pages 24-26 of Exhibit 99.D to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2013 (file no. 033-05368) (filed on December 17, 2013) under the caption “Unmatured Market Debt”, and on pages 301-302 of Exhibit 99.C-5 to Amendment No. 1 to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2013 (file no. 033-05368) (filed on February 14, 2014) under the caption “Composition of Market Debt”.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Information concerning funded debt of CMHC is included on pages 2-3 of Exhibit 99.1 hereto under the caption “Funding” and on pages 126-127 of Exhibit 99.2 hereto under the caption “Notes to Consolidated Financial Statements” in Note 11 (Borrowings). Information concerning funded debt of Canada is included on pages 35-55 of Exhibit 99.D to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2013 (file no. 033-05368) (filed on December 17, 2013) under the caption “Tables and Supplementary Information”, and on page 304 of Exhibit 99.C-5 to Amendment No. 1 to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2013 (file no. 033-05368) (filed on February 14, 2014) under the caption “Maturity Dates and Benchmark Bond Target Range Sizes”.

4.	(a)	As to each issue of securities of the registrant which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the registrant.

As at December 31, 2013, no such amount was held by the registrant.

(2)	Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not practicable to furnish.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

Information concerning internal floating indebtedness of CMHC is included on pages 2-3 of Exhibit 99.1 hereto under the caption “Funding” and on pages 126-127 of Exhibit 99.2 hereto under the caption “Notes to Consolidated Financial Statements” in Note 11 (Borrowings). Information concerning internal floating indebtedness of Canada is included on pages 24-26 of Exhibit 99.D to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2013 (file no. 033-05368) (filed on December 17, 2013) under the caption “Unmatured Market Debt”, and on pages 301-302 of Exhibit 99.C-5 to Amendment No. 1 to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2013 (file no. 033-05368) (filed on February 14, 2014) under the caption “Composition of Market Debt”.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

Information concerning external floating indebtedness of CMHC is included on pages 2-3 of Exhibit 99.1 hereto under the caption “Funding” and on pages 126-127 of Exhibit 99.2 hereto under the caption “Notes to Consolidated Financial Statements” in Note 11 (Borrowings). Information concerning external floating indebtedness of Canada is included on pages 24-26 of Exhibit 99.D to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2013 (file no. 033-05368) (filed on December 17, 2013) under the caption “Unmatured Market Debt”, and on pages 301-302 of Exhibit 99.C-5 to Amendment No. 1 to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2013 (file no. 033-05368) (filed on February 14, 2014) under the caption “Composition of Market Debt”.

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to pages 95-159 of Exhibit 99.2 hereto under the caption “Consolidated Financial Statements”.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe the effect of any such action, not previously reported.

None.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

8.	Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

See page 16 of Exhibit 99.D to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2013 (file no. 033-05368) (filed on December 17, 2013) under the caption “Foreign Exchange and International Reserves”.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

See pages 11-13 of Exhibit 99.D to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2013 (file no. 033-05368) (filed on December 17, 2013) under the caption “External Trade”.

10.	The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the registrant has published balances of international payments.)

See pages 14-15 of Exhibit 99.D to Canada’s Annual Report on Form 18-K for the fiscal year ended March 31, 2013 (file no. 033-05368) (filed on December 17, 2013) under the caption “Balance of Payments”.

Public Official Documents

Exhibits 99.1 and 99.2 are publications of CMHC and are included herein on the authority of such publications as public official documents. The information contained in any website referenced in Exhibits 99.1 and 99.2 is not incorporated by reference into these exhibits or this annual report.

Cautionary statement for purposes of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995

In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, CMHC is hereby filing cautionary statements identifying important factors that could cause CMHC’s actual results to differ materially from those projected in forward-looking statements of CMHC made by or on behalf of CMHC.

Forward-Looking Statements

Statements made in this annual report which describe CMHC’s intentions, expectations, beliefs, or predictions may be forward-looking statements within the meaning of securities laws. CMHC cautions that, by their nature, forward-looking statements involve risk and uncertainty and that CMHC’s actual results could differ materially from those expressed or implied in such forward-looking statements.

Risk Factors

CMHC’s forward-looking statements are based on a series of projections and estimates regarding the world-wide economy in general and on the Canadian economy in particular. CMHC’s actual results will depend greatly on these actual economic conditions and on the growth of the housing market and demand for affordable housing. CMHC’s actual results will also depend on the performance of CMHC’s loan portfolio, insurance claims experience, risk management activities and interest rates.

If actual economic conditions, the growth of the housing market, demand for affordable housing, performance of CMHC’s loan portfolio, insurance claims experience, risk management activities or interest rates differ materially from CMHC’s projections, CMHC’s actual results could vary significantly from the performance projected in CMHC’s forward-looking statements.

This Annual Report on Form 18-K comprises:

(a)	The cover page and pages numbered 2 to 7 consecutively.

(b)	The following exhibits:

99.1	Canada Mortgage and Housing Corporation Supplemental Information.*

99.2	Canada Mortgage and Housing Corporation 2013 Annual Report.*

This annual report is filed subject to the instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

* * *

CMHC’s principal executive offices are located at 700 Montreal Road, Ottawa, Ontario, Canada K1A 0P7. CMHC’s telephone number is 613-748-2000. CMHC’s website address is www.cmhc.ca. Information contained in CMHC’s website is not part of this report.

* Unless otherwise indicated, all dollar amounts quoted herein and in the exhibits hereto are in Canadian dollars. On May 2, 2014 the noon buying rate in New York City payable in Canadian dollars (“$”), as reported by the Federal Reserve Bank of New York, was $1 = 0.9113 United States dollars (“USD” or “U.S. $”).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Ontario, Canada, on May 7, 2014.

Canada Mortgage and Housing Corporation

By:	/s/ Brian Naish
Brian Naish, CPA, CA
Chief Financial Officer

EXHIBIT INDEX

99.1	Canada Mortgage and Housing Corporation Supplemental Information.

99.2	Canada Mortgage and Housing Corporation 2013 Annual Report.